EXHIBIT 3

2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release November 14, 2006	News Release Trading Symbol TSX - PDL AMEX - PAL
North American Palladium Reports Third Quarter of
Improved Financial Results

Highlights

This news release contains forward-looking statements. Reference should be made to
“Forward-looking Statements” at the end of this news release

•
Revenues increased for the third consecutive quarter, more than doubling to $41.4 million compared with $17.2 million in the third quarter last year. Nine month revenues increased 62% to $108.4 million from $67.0 million for the comparable period in 2005

•
Palladium production increased by 51% to 59,756 ounces at an average blended palladium mill feed grade of 2.20 g/t compared with last year’s third quarter production of 39,532 ounces at a palladium grade of 1.47 g/t. The underground continued to achieve operational consistency, producing on average 2,189 tonnes per day at an average palladium grade of 5.98 g/t

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By-product metals revenue increased during the quarter to $21.7 million compared with $9.8 million last year reflecting higher overall production and commodity prices. By-product metals continue to provide a significant source of additional revenue to the Company’s core palladium business

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Operating cash flow (before changes in non-cash working capital) during the quarter was $2.8 million versus negative $17.1 million in the third quarter of 2005 reflecting the higher production volumes and improved metal prices

•
Cash cost per ounce of palladium produced, net of by-product metal, approached a two-year low of US$215 per ounce in the third quarter of 2006 compared with US$493 per ounce in the same quarter of 2005 and US$219 per ounce in Q2 2006

•
Net loss for the three months was reduced to $11.2 million ($0.21 per share) from $19.6 million ($0.38 per share) a year earlier, while the net loss for the nine months was reduced by almost $16 million to $26.7 million ($0.51 per share) compared with that of the comparable period in 2005 of $42.6 million ($0.82 per share)

•
Spot palladium prices in the third quarter averaged US$323 per ounce versus US$187 per ounce in the third quarter of 2005. With all its palladium production being sold into the spot market, the Company realized a weighted average cash price for palladium delivered during the quarter of US$328 per oz and US$319 per oz for the nine month period

Results of Operations

The Company’s financial performance strengthened for the third consecutive quarter this year reflecting increased palladium and by-product metal production at its Lac des Iles open-pit and underground operations and sustained high commodity prices. Revenues during the quarter more than doubled to $41.4 million compared with $17.2 million in the third quarter last year. Production from core palladium operations increased 51% to almost 60,000 ounces at an average palladium mill feed grade of 2.20 g/t, compared with nearly 40,000 ounces produced in Q3 2005 at a palladium grade of 1.47 g/t. Total by-product metal production also rose during the quarter: platinum (+23% to 5,612 oz); gold (+26% to 4,313 oz); nickel (+55% to 621,287 lbs); while copper declined 10% to 1,261,765 lbs reflecting lower copper ore grades.

The Company currently delivers and sells all of its palladium production into the spot market. During the third quarter of 2006, spot palladium prices averaged US$323 per ounce. Palladium revenue for the quarter was recognized at the quoted September 30th price of US$313 per ounce, compared with US$187 per ounce in the comparative period of 2005 and US$310 per ounce in the second quarter of 2006. Nickel and copper, which collectively account for about 32% of total revenues, retained much of their multi-year highs closing the quarter at US$14.29 and US$3.45 per pound respectively. Total revenues for the first nine months of 2006 increased 62% to $108.4 million from $67.0 million for the comparable period in 2005, already exceeding that for the entire 2005 fiscal year. The Company’s profitability remains highly levered to commodity price movements as no hedging instruments are currently in place on any of its metal production.

The consistent performance of the underground operations, having generated two full quarters of production since April 1st of this year, has had a substantial impact on improved production. During the quarter, 201,363 tonnes of ore was extracted from the underground mine with 205,513 tonnes (approximately 2,200 tonnes per day) being processed by the mill at an average grade of 5.98 g/t palladium. Production from the open pit in the period totalled 3,033,933 tonnes compared with 3,468,577 tonnes for the corresponding period in 2005 as open pit production was synchronized with the underground production to provide a consistent mill feed grade. Despite the lower tonnage, a strong improvement in the waste to ore strip ratio of 1.98:1 compared with 3.54:1 in the third quarter of 2005, together with improved palladium recovery of 72.7% in the latest quarter from 62.9% last year contributed to higher palladium production. Mill availability improved during the third quarter to 87.3% compared with the second quarter of 83.1%, but was marginally below the 91.7% availability in the third quarter of 2005.

Reflecting the increase in production together with continued strength in by-product metal prices, the cash cost per unit, net of by-product metals, declined to US$215 per ounce in the third quarter of 2006 compared with US$493 per ounce in the same quarter of 2005 and US$219 per ounce in Q2 2006. This was partially offset by ongoing upward pressure on operating costs particularly relating to power, diesel fuel and tires.

As a result of the foregoing, the net loss realized in the third quarter of 2006 was significantly reduced to $11.2 million ($0.21 per share) from the net loss in the comparable quarter last year of 19.6 million ($0.38 per share). For the nine month period this year, a net loss of $26.7 million ($0.51 per share) compared with that for the comparable period in 2005 of $42.6 million ($0.82 per share).

Selected Quarterly Financial Results

	Third Quarter		Nine Months
(‘000’s $ except per share amounts)	2006	2005	2006	2005

Total Revenue from Metal Sales	41,431	17,247	108,442	66,997
Palladium	19,743	7,469	51,459	29,455
Platinum	5,763	3,569	17,794	13,170
Gold	2,403	1,313	6,643	5,004
Copper	4,186	2,005	11,531	6,154
Nickel	9,075	2,723	20,244	12,246
Other	261	168	771	968

Net Income (Loss)	(11,247)	(19,610)	(26,713)	(42,574)
Net Income (Loss) per share	(0.21)	(0.38)	(0.51)	(0.82)

Operating Cash flow *	2,758	(17,105)	(708)	(30,968)
Cash Cost per ounce (US$)	215	493	243	344
Wtd Avg shares o/s	52,754	52,108	52,449	51,950
* (before changes in non-cash working capital)

Non-cash amortization in the third quarter of 2006 increased to $9.0 million compared with $4.6 million in the comparable quarter of 2005, reflecting the 51% increase in palladium production as well as the amortization of underground development costs which commenced in April 2006.

The reduction in the loss from mining operations in third quarter 2006 to $6.0 million from that reported in the same period last year of $20.1 million was primarily the result of improved production and metal prices. Included in the 2006 results was a $3.9 million (third quarter $1.1 million) exploration expenditure on the Arctic Platinum Project which the Company continues to pursue in Finland. Exploration costs associated with the project are being charged to exploration expense as incurred until it is determined that the project can be economically developed, at which time they will begin to be capitalized.

Other expenses totaled $5.3 million for the quarter compared to income of $0.1 million in the third quarter last year, the increase largely resulting from the recognition of non-cash accretion expenses of $3.7 million relating to the convertible notes payable issued in 2006. The Company incurred interest expense during the quarter on long-term debt of $1.5 million compared with $0.6 million in the third quarter of 2005. The increased interest expense in the current year relates to higher interest rates year-over-year as well as the additional interest expense on the convertible notes payable that commenced in April, 2006.

The significant improvement in operating cash flow (before changes in non-cash working capital) during the quarter of $2.8 million, compared with cash used in operations of $17.1 million in the third quarter of 2005, was attributable to the higher production volume and improved metal prices in 2006. Changes in non-cash working capital used in the third quarter of 2006 of $3.4 million compared with providing $5.9 million in third quarter 2005 reflected an increase in palladium awaiting settlement to 108,346 ounces at September 30, 2006 (including underground pre-production) compared with 65,905 ounces at December 31, 2005. The increase in the physical quantity of metal in the concentrate awaiting settlement, combined with the stronger by-product metal prices resulted in an 8% increase in the value of concentrate awaiting settlement during the third quarter 2006 of $4.9 million ($27.6 million increase year-to-date).
After allowing for non-cash working capital changes, cash used by operations was $0.6 million in the third quarter of 2006, compared with $11.2 million used in the third quarter of 2005.

Investing activities required $4.1 million of cash in the third quarter of 2006, the majority of which relates to the ongoing lateral development for the underground mine and the 2006 expansion of the tailings management facilities. This compares with $9.5 million of net investing activities, primarily on underground mine development in the corresponding period of 2005.

On October 12, 2006, the Company closed a transaction with KFOC, its significant shareholder, for a US$5 million short-term working capital loan maturing December 31, 2006. The interest rate under the loan is the 30 day Libor plus 2.5% per annum. In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. As at November 13, 2006, the Company had not drawn down on the loan facility.

As at September 30, 2006, the Company had cash of approximately $9.4 million and working capital of $56 million. The Company believes it will need to raise additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement increases and as the lateral development of the underground mine continues. The Company is reviewing various options to raise the additional funds required.

Outlook

As at September 30, 2006, the Company produced a total of 164,097 ounces of palladium, its principal metal, compared with 140,334 ounces produced in the same period in 2005. The Company expects production for the remainder of 2006 will be in line with expectations.

Cash costs per ounce of palladium for the remainder of 2006 and early 2007 are expected to continue to be significantly lower than that reported in 2005, benefiting from anticipated improvements in the overall blended mill feed grade and mill performance as well as stronger by-product metal prices. The cash costs reported in the second and third quarters of this year have been approaching two-year lows.

During the first quarter of this year, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine. At this time, the most likely mine plan to be adopted is being reviewed and the carrying value of the Company’s mining interests has been reviewed based upon this likely mine plan. The Company’s management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required.

The Company’s exploration program continues to be focused on further advancing the known mineral deposits or occurrences at the APP in Finland and on further definition of the Offset High Grade Zone at Lac des Iles and the Shebandowan nickel project. In addition, the pursuit of quality Ni/PGM opportunities will continue to be a key strategy.

The fundamentals for a robust and sustainable palladium market have already taken shape. The emergence of the palladium jewellery market appears to have absorbed much of the supply surplus creating relative elasticity as evidenced by palladium’s recent resilience amid market volatility. Platinum and palladium are relative substitutes. As such, consumers particularly in the jewellery and autocatalyst sectors are expected to exploit the excessive price differentials. As increasing global emissions legislation and technology for alternative energy sources secure the ongoing value of PGM’s in preserving our environment, the outlook for palladium’s sustainable growth is positive.

Conference Call revised date - Thursday, November 16, 2006 at 8:30 am ET

Please take note that the Company will host its third quarter conference call at 8:30 am ET on Thursday, November 16, 2006 (in lieu of Friday, November 17). All dial-in numbers remain the same. The toll-free conference call dial-in number is 1-877-461-2816 and the local and overseas dial-in number is 416-695-5261. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until December 4, 2006; toll-free at 1-888-509-0081; locally and overseas at 416-695-5275, passcode #634584.

Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company’s future prospects and make informed investment decisions. This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “expect”, “will”, “continue”, “believe”, “outlook”, “anticipated” and other similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at November 13, 2006; (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms; (4) expectations for blended mill feed head grade and mill performance will proceed as expected; (5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine, and surrounding region, and for exploration in Finland will proceed as expected. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and (6) changes in the life-of-mine plan. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent interim Management’s Discussion and Analysis of Financial Results and to the Company’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

North American Palladium’s Lac des Iles Mine is Canada’s only primary producer of platinum group metals and is among the largest open-pit/underground palladium mining operations in the world. The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Joint Venture in Finland. Palladium’s catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewellery market, while continuing to have widespread application in the dental, electronics and chemical sectors.

Additional information is available in the Company’s interim MD&A filed on its website and on www.sedar.com.

For further information, please contact:
Jim Excell - President & CEO	Ian MacNeily - Vice President Finance & CFO
Tel: (416) 360-2656	Tel: (416) 360-2650
email: jexcell@napalladium.com	email: imacneily@napalladium.com

Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-2652
email: dyoshimatsu@napalladium.com